

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



December 26, 2007

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario, Canada M5K 1J5

Re: ACE Aviation Holdings, Inc., Exemptive Relief Request under Rule 13e-4(f)(3)

Dear Mr. Morgan:

We are responding to your letter dated December 26, 2007 addressed to Mauri L. Osheroff and Nicholas P. Panos, as supplemented by conversations with the staff of the Division of Corporation Finance. Your letter requests that the Commission determine whether the Company may proceed with its Offer in the United States in accordance with Canadian tender offer law and practice. Specifically, you request an exemption from Exchange Act Rule 13e-4(f)(3). To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your correspondence, and in conversations with the staff, particularly that the Offer otherwise will be subject to and made in compliance with applicable Canadian and U.S. statutory requirements, the Commission, by the Division Corporation Finance, acting pursuant to delegated authority, hereby grants an exemption from Rule 13e-4(f)(3). Accordingly, the Company may proceed with the Offer in the United States as described in your correspondence.

The foregoing exemptive relief is based solely on your representations and the facts you have presented to the staff, and is strictly limited to the Offer. The Offer should be discontinued, pending presentation of the facts for our consideration, in the event any material change occurs with respect to any of those facts or representations. In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14e-5 thereunder. Responsibility for compliance with these and other applicable provisions of the federal or state securities laws must rest with the Company. The Division of Corporation Finance expresses no view with respect to other questions that the Offer may raise, including, but not limited to, the applicability of other federal and state laws to the Offer.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,



Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K 1J5

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December 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mauri L.Osheroff, Esq.,
Associate Director
Division of Corporation Finance

Nicholas P. Panos, Esq.,
Senior Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance

Re: ACE Aviation Holdings Inc.

Dear Ms. Osheroff and Mr. Panos:

On December 6, 2007, ACE Aviation Holdings Inc., a corporation existing under the laws of Canada (the "Company"), commenced an issuer tender offer (the "Offer") to all holders of its outstanding Class A variable voting shares (the "Variable Voting Shares") and Class B voting shares (the "Voting Shares" and, together with the Variable Voting Shares, the "Shares"). The Offer is in the form of a modified "Dutch auction" to purchase, for cash, up to C$1.5 billion (the "Specified Dollar Amount") of Shares at a price per Share (the "Purchase Price") not less than C$27.70 per Share (the "Minimum Price") and not more than C$30.00 per Share (the "Maximum Price"). The combination of the Specified Dollar Amount, Minimum Price and the Maximum Price will have the effect of establishing the maximum and minimum number of Shares that the Company is committed to purchase under the Offer.

We are writing to request an exemption from the Securities and Exchange Commission (the "Commission") from the requirements of Rule 13e-4(f)(3) in connection with the Offer.

Background

The Company is a holding company of various aviation interests including Air Canada (mainline carrier), Aeroplan Limited Partnership (loyalty rewards), Jazz Air LP (regional air carrier) and ACTS LP (aircraft maintenance repair and overhaul).

The authorized capital of the Company consists of an unlimited number of Variable Voting Shares, an unlimited number of Voting Shares and 12,500,000 convertible preferred shares (the "Preferred Shares"). As of November 30, 2007, there were 21,350,564 Voting Shares and 83,380,961 Variable Voting Shares issued and outstanding. There are 12,500,000 Preferred Shares issued and outstanding. As of November 30, 2007, the Preferred Shares were convertible into an aggregate of 11,243,822 Voting Shares and Variable Voting Shares, or 9.8% of the total outstanding Shares on an as converted basis.

The Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"). The Voting Shares and the Variable Voting Shares are registered as separate classes under Section 12(g) of the Exchange Act, but are not listed or posted for trading on any United States stock exchange. The Preferred Shares are held outside the United States, are not registered under the Exchange Act and there is no organized market for the Preferred Shares.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and files annual reports with the Commission on Form 40-F pursuant to the Canada/U.S. Multijurisdictional Disclosure System.

On December 4, 2007 the closing price of the Class B Voting Shares and the Class A Variable Voting Shares on the TSX was C$28.20 and C$28.20, respectively. On the basis of these closing prices, the Shares had an aggregate market value of approximately C$2.95 billion.

Description of the Voting and Variable Voting Shares: The "Coattail" Provision Requires that the Voting and Variable Voting Shares Be Treated Equally in the Offer

(i) Reason for the Voting and Variable Voting Share Structure

The *Canada Transportation Act* prohibits non-Canadians from owning shares carrying more than 25% of the aggregate votes of all voting shares of the Company. In order to implement this restriction, non-Canadians are restricted to owning Variable Voting Shares which, as a class, have a maximum of 25% of the aggregate votes attributable to all Voting and Variable Voting Shares together. Variable Voting Shares normally carry one vote per share, but if the number of outstanding Variable Voting Shares exceeds 25% of the total number of outstanding Voting and Variable Voting Shares, the vote per Variable Voting Share decreases proportionately so that the class of Variable Voting Shares never has more than 25% of the aggregate votes attributable to all the Shares. Each Voting Share carries one vote per share in all circumstances and may be owned only by Canadians.

The Voting and Variable Voting Shares are publicly traded. A Voting Share is automatically converted into a Variable Voting Share if it becomes beneficially owned by a non-Canadian. Similarly, a Variable Voting Share is automatically converted into a Voting Share if it becomes beneficially owned by a Canadian. The relative number of outstanding Voting Shares and Variable Voting Shares therefore changes on a daily basis, depending upon the trading of the Shares between Canadians and non-Canadians.

The articles of incorporation of the Company provide that the Voting Shares and the Variable Voting Shares vote together as a single class[1]. The Voting Shares and the Variable Voting Shares also have equal entitlement to dividends and to proceeds of liquidation. The Voting Shares and Variable Voting Shares are classified together as common shares in the Company's financial statements.

(ii) Legal Requirement for a "Coattail" Provision

Section 624 of the Toronto Stock Exchange Listed Company Manual requires that restricted voting common shares, such as the Variable Voting Shares, have protective provisions included in the share provisions (called "coattails") which provide that if an offer is made to purchase the class of fully voting common shares, the restricted voting shares will have the right to participate in the offer through a right of conversion into the fully voting common shares, unless a concurrent offer is made to holders of the restricted voting shares, identical in terms of price per share and percentage of outstanding shares sought in the offer. The purpose of this protective "coattail" provision is to permit restricted voting common shares to participate in tender offers on an identical basis as the fully voting common shares.[2]

(iii) Implementation of the TSX Requirement in the Articles of Incorporation of the Company

In order to implement Section 624 of the TSX Listed Company Manual, the share conditions relating to the Variable Voting Shares in the Articles of Incorporation of the Company include a "coattail" provision as follows:

> "In the event that an offer is made to purchase Voting Shares . . . each Variable Voting Share shall become convertible at the option of the holder into one (1) Voting Share at any time while the offer is in effect until one (1) day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Voting Shares to the offer and the Transfer Agent shall deposit the resulting Voting Shares on behalf of the holder.
> [. . . .]
>
> There will be no right to convert the Variable Voting Shares into Voting Shares in the following cases:
>
> [. . . .]
>
> (ii) an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Voting Shares and the two offers are identical in respect of

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1 Under the Canada Business Corporations Act, the Voting Shares and the Variable Voting Shares have the right to vote as separate classes on any proposal to amend the articles of incorporation to (i) add, change or remove the rights privileges, restrictions or conditions attached to the class; (ii) create a new class of shares equal or superior to the class or increase the rights of any such superior class; (iii) effect a reclassification of the shares of the class; or (iv) increase or decrease the maximum number of authorized shares of the class.

2 See the Toronto Stock Exchange Listed Company Manual at http://tsx.complinet.com/en/tsx_manual.html

> price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. "[3]

As a consequence of this provision in the Articles of Incorporation of the Company, each Variable Voting Share would become convertible into a Voting Share for purposes of tendering into the Offer unless the Company concurrently also made an offer to purchase Variable Voting Shares, and the two offers were identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto.

Description of the Preferred Shares

The Preferred Shares are convertible into Variable Voting Shares, if held by a non-Canadian, or into Voting Shares, if held by a Canadian. The holders of Preferred Shares are entitled to vote on an as converted basis with the Variable Voting Shares and the Voting Shares and to the extent that the Preferred Shares are held by non-Canadians they are subject to the same proportionate reduction in voting percentage as if the Preferred Shares had been converted into Variable Voting Shares.

The share conditions relating to the Preferred Shares also include the following provision:

> "The holders of Preferred Shares shall participate on an as-converted basis with the ACE Shares[4] with respect to all spin-off, split-off, subscription rights or other offers or rights made available to the holders of the ACE Shares and any other similar transactions, not otherwise specified herein."

This provision ensures that holders of Preferred Shares may participate in offers to holders of the Voting Shares and Variable Voting Shares on the same basis as if the holders of the Preferred Shares had converted their Preferred Shares into Voting or Variable Voting Shares. The share conditions of the Preferred Shares were negotiated between the Company and the initial holder of the Preferred Shares and consented to by holders of the Voting and Variable Voting Shares in connection with the 2004 plan of reorganization pursuant to which the Company emerged from the bankruptcy of Air Canada.

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[3] Other cases where there is no right to convert the Variable Voting Shares into Voting Shares are (i) the offer is not required to be made to all holders of the Voting Shares under applicable provincial securities laws; or (ii) holders of 2/3 of the Voting Shares certify to the Transfer Agent that they do not intend to deposit any Voting Shares to the offer.

[4] These are the Voting Shares and the Variable Voting Shares.

The Offer

Structure

The terms of the Offer are more fully described in the Company's Offer to Purchase and Issuer Bid Circular, dated December 6, 2007, Letters of Transmittal and Notices of Guaranteed Delivery (together, the "Offering Circular"). The Offer is being made for the Specified Dollar Amount of Shares, without any preference or distinction between the Voting Shares and Variable Voting Shares. [5] As required by the Articles of Incorporation of the Company, the Offer permits holders of Preferred Shares to participate in the Offer by depositing their Preferred Shares on an as converted basis. The Offer has been sent to all holders of Shares and also to all holders of Preferred Shares (the "Shareholders"). The consideration payable to Preferred Shareholders will be based on the number of underlying Variable Voting Shares or Voting Shares that would be issued upon a conversion of the Preferred Shares as of the expiry date of the Offer. For all purposes of the Offer, including pro ration, a tender of Preferred Shares will be regarded as a tender of the underlying Voting Shares or Variable Voting Shares.[6]

Shareholders wishing to tender their Shares to the Offer will be able to do so by selecting one of two alternatives. Shareholders will be able to deposit Shares pursuant to (i) auction tenders at prices specified by such Shareholders being not less than the Minimum Price or more than the Maximum Price, in increments of C$0.10 per Share ("Auction Tenders") or (ii) purchase price tenders ("Purchase Price Tenders"). Under a Purchase Price Tender, a Shareholder does not specify a price; the Shareholder's Shares will be deemed to have been tendered at the Minimum Price and will be purchased at the Purchase Price determined as described below. All Shares purchased in the Offer, whether pursuant to Auction Tenders or Purchase Price Tenders, will be purchased at the same Purchase Price.

The Offering Circular sets forth (i) the Specified Dollar Amount (C$1.5 billion) that the Company intends to spend under the Offer, (ii) the Minimum Price (C$27.70 per Share), (iii) the maximum number of Shares that may be purchased under the Offer (54,151,624 Shares, being the quotient of the Specified Dollar Amount divided by the Minimum Price), (iv) the Maximum Price (C$30.00 per Share) and (v) the minimum number of Shares that may be purchased under the Offer, assuming that the Offer is fully subscribed (50,000,000 Shares, being the quotient of the Specified Dollar Amount divided by the Maximum Price).

Purchase Price

The Purchase Price for the Shares will be the lowest price at or above the Minimum Price, but

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5 Completion of the Offer will not constitute a Rule 13e-3 Transaction for purposes of Rule 13e-3, and the Offer is not part of a series of transactions that would constitute a Rule 13e-3 Transaction.

6 The Company is not making a separate offer to purchase Preferred Shares and will not take up and pay for Preferred Shares. That holders of Preferred Shares may deposit such shares to the Offer on an as converted basis in order to participate in the Offer is simply a requirement of the terms of the Preferred Shares. The Company is also not thereby indirectly making an offer for Preferred Shares, since the deposit of Preferred Shares constitutes a request by the holder thereof that a sufficient number of such holder's Preferred Shares be converted for the number of underlying Voting Shares or Variable Voting Shares to be purchased under the Offer .

not exceeding the Maximum Price, that will enable the Company to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding the Specified Dollar Amount. Under the modified Dutch auction method, the Purchase Price will be determined automatically by the number of Shares deposited by Shareholders pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at the Minimum Price for the purpose of the Purchase Price determination. All Shares purchased by the Company will be purchased at the Purchase Price, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders.

Pro Ration

If the number of Shares deposited pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of the Specified Dollar Amount, then such deposited Shares will be purchased on a *pro rata* basis according to the number of such deposited Shares (with adjustments to avoid the purchase of fractional shares), except that the Company will accept for purchase without pro ration all Shares deposited by any Shareholder owning fewer than 100 Shares ("Odd Lots"), provided such Shareholder deposits all such Shares at or below the Purchase Price.[7]

Shares Returned to Shareholders

All Shares deposited pursuant to Auction Tenders at prices above the Purchase Price will be returned to the appropriate Shareholders. In addition, all prorated Shares not taken up by the Company will be returned to the appropriate Shareholders. If Preferred Shares are tendered on an as converted basis, the shares returned will be those Preferred Shares that are not converted and purchased under the Offer.

Statement on Schedule TO and Offering Circular

The Company is making the Offer in accordance with applicable Canadian securities laws and in accordance with Rule 13e-4 under the Exchange Act.[8] On December 6, 2007, the Company filed a Statement on Schedule TO with the Commission, including the Offering Circular, which was

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[7] We are not seeking any relief under Rules 13e-4(f)(8)(ii) or 14e-1(b) with respect to the fact that the Offer is being conducted as a modified Dutch auction, in reliance on the Alliance Semiconductor no-action letter (available September 22, 2006) and the MDS Inc. no-action letter (available February 28, 2007).

[8] Rule 13e-4(a)(2) states that an "issuer tender offer" refers to a tender offer for any class of equity securities made by an issuer that has a class of equity security registered under Section 12 of the Exchange Act. The Voting Shares and the Variable Voting Shares are separately registered under Section 12 of the Exchange Act. The Offer is made to the holders of each class of Shares (including holders of the Preferred Shares on an as converted basis) and is styled as an offer for the Shares, in accordance with Canadian practice as described below, due to the requirement that the Voting Shares and the Variable Voting Shares be treated equally, including a single pro ration. We acknowledge that the Offer technically constitutes separate offers for the Shares of each class, and must comply with the requirements of Rule 13e-4 (including the substantive requirements of Rule 13e-4(f)) and the informational requirements of Schedule TO, treating each class of Shares subject to the Offer as being separately subject to such requirements.

disseminated to Shareholders, and all other required documents. The Offering Circular includes disclosure regarding the terms of the Offer required by Schedule TO and the provisions of applicable Canadian securities laws, including the mechanics of take-up and payment for, or the return of, Shares. In particular, the Offering Circular sets forth the Specified Dollar Amount, the Minimum Price, the Maximum Price, the maximum number of Shares that could be purchased under the Offer at the Minimum Price and the minimum number of Shares that could be purchased under the Offer at the Maximum Price, assuming that the Offer is fully subscribed.

Issues Presented and Relief Sought

Pro Ration – Voting Shares and Variable Voting Shares

(i) Rule 13e-4(f)(3)

Rule 13e-4(f)(3) requires that if an issuer or affiliate makes a tender offer for less than all of the outstanding equity securities of a class of the issuer, and if a greater number of securities is tendered pursuant thereto than the issuer or affiliate is bound or willing to take up and pay for, the securities taken up and paid for shall be taken up and paid for as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each security holder during the period such offer remains open. The Rule refers to "securities of a class, " and this language requires that in connection with the Offer, there must be separate pro ration for each of the classes of Voting Shares and Variable Voting Shares.

(ii) TSX Rules and the Articles of Incorporation Require Equal Treatment of the Voting Shares and the Variable Voting Shares

Section 624 of the TSX Listed Company Manual requires, and the share conditions of the Variable Voting Shares set forth in the Articles of Incorporation of the Company have implemented the requirement, that each Variable Voting Share may become convertible into one Voting Share at any time while an offer for Voting Shares is in effect. As a result, if the Offer was made only to holders of Voting Shares or a concurrent offer on equal terms was not made to holders of Variable Voting Shares, the holders of Variable Voting Shares would be permitted to convert their Variable Voting Shares into Voting Shares solely for the purpose of tendering to the Offer. If they did convert their Variable Voting Shares, there would be only one class of Shares tendered to the Offer, and holders of Voting Shares and Variable Voting Shares would participate in the Offer on exactly the same basis, which is the purpose and intent of this provision. In particular, if the number of Voting Shares and converted Variable Voting Shares deposited pursuant to the Offer was greater than the number of Shares that the Company was bound or willing to take up, then such deposited Voting Shares and converted Variable Voting Shares would be purchased on a *pro rata* basis according to the number of all such deposited Shares. There would be one pro ration pool. Shares not purchased would be returned as Voting Shares, if Voting Shares were deposited, and as Variable Voting Shares if Variable Voting Shares were deposited for purposes of conversion and tender to the Offer.

Section 624 of the TSX Listed Company Manual and the Articles of Incorporation of the Company provide that the Variable Voting Shares will not be so convertible if, "an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Voting Shares and the two offers are identical in respect of *price per share*, *percentage of outstanding shares for which the offer is made*, and in all other material respects, including in respect of the conditions attaching thereto" [Emphasis added] (the "Conversion Exception").

(iii) Separate Pro Ration Would Be Contrary to TSX Rules, the Articles of Incorporation, and Practice in Canada

In order to establish separate pro ration for each of the Voting Shares and the Variable Voting Shares, it would be necessary to fix separate Specified Dollar Amounts for each class. Once fixed, the necessary pro ration would be determined by comparing the number of Shares of that class tendered in the Offer at or below the Purchase Price to the Specified Dollar Amount for that class. If the number of Shares of that class deposited at or below the Purchase Price would result in an aggregate purchase price for that class in excess of the Specified Dollar Amount, there would be pro ration.

However, the Voting Shares and the Variable Voting Shares would continue to trade during the Offer and, as they passed in and out of the hands of Canadians and non-Canadians, the number of outstanding Shares of each class would vary, inversely with the number of the other class. As a result, the percentage of Shares of each class for which the Offer is made would also change (since the Specified Dollar Amount, Maximum Price and Minimum Price are fixed), and this would be contrary to the identical percentage of purchased shares requirement of the Conversion Exception specified by Section 624 of the TSX Listed Company Manual and the Articles of Incorporation of the Company. As a result, each Variable Voting Share would become convertible into a Voting Share, solely for the purpose of tendering to the Offer, and if all converted, there would be the single pro ration pool as described above in subsection (ii).[9]

Even if there was no trading in the Shares after commencement of the Offer, there is no certainty that the Auction Tenders within each class would result in an identical Purchase Price for each class, since the Purchase Price is determined by the behavior of tendering Shareholders. Different Purchase Prices would be contrary to the identical purchase price requirement of the Conversion Exception specified by Section 624 of the TSX Listed Company Manual and the Articles of Incorporation of the Company. As a result, each Variable Voting Share would become convertible into a Voting Share, solely for the purpose of tendering to the Offer, and if all Variable Voting Shares were converted to Voting Shares, the consequences would be those described above in subsection (ii), including the single pro ration pool.

As described earlier in this letter, the purpose of the "coattail" provision is to ensure that holders of the Variable Voting Shares are treated equally with the holders of the Voting Shares in an offer. This equal treatment was a condition of listing the Variable Voting Shares on the TSX. Separate pro ration pools for the Voting Shares and the Variable Voting Shares could lead to unequal treatment, in terms of price and percentage of shares for which the Offer is made, which would be contrary to Section 624 of

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9 Although it is possible that all Variable Voting Shares could be converted into Voting Shares, a far more complicated series of events would likely occur. As a result of the change to the percentage of Shares of each class being sought, the Company would be required, by Rules 13e-4(f)(ii) and 14e-1(b), to extend the Offer and disclose the number of Shares of each class tendered. If the disclosure indicated that there would be greater pro ration for the class of Variable Voting Shares, holders of such Shares would likely convert a portion of such Shares to Voting Shares sufficient to take advantage of the lower pro ration of the Voting Shares. Alternatively, if the disclosure indicated that there would be greater pro ration for the class of Voting Shares, a portion of such Shares would likely be withdrawn and sold outside Canada, resulting in their conversion to Variable Voting Shares, which would be retendered in order to take advantage of the lower pro ration of the class of Variable Voting Shares. The market would therefore tend to synthesize a single pro ration pool for both classes. However, this conversion, withdrawal and trading situation would introduce great uncertainty and confusion into the market as Shareholders anticipated and attempted to react to the likely pricing and pro ration outcomes. Large sophisticated Shareholders could take advantage of this situation to the detriment of smaller Shareholders.

the TSX Listed Company Manual and the Articles of Incorporation of the Company, and the public policy of fairness underlying such TSX rule. If the Company imposed separate pro ration which lead to a difference in pricing or pro ration percentage in the separate classes, the Company would be exposed to possible disciplinary measures by the TSX, as provided in Section 624 of the TSX Listed Company Manual. As a result of all of the foregoing, in a case where a coattail provision exists in the articles of incorporation of a Canadian issuer, tender offer practice in Canada has been to make a combined offer for both classes of shares on identical terms, including a single pro ration.[10]

(iv) Request for Relief

Rule 13e-4(f)(3) is an anti-manipulation restriction. The pro rata acceptance requirements of the rule are based on the policy underlying Section 14(d)(6) of the Exchange Act, which was designed to allow all securities an opportunity to participate in the offer.[11] It is our view that the terms of the Offer are not manipulative and comply with the policy underlying the rule. The coattail provision is designed to achieve exactly this policy objective and has been known to Shareholders through the Company's disclosure documents since the time of issuance of the Shares. Shareholders would expect to receive an Offer that complies with the terms of the coattail provision. We therefore respectfully request an exemption from the Commission from the requirements of Rule 13e-4(f)(3) under the Exchange Act to permit the Offer to be conducted in the manner described herein, in accordance with the requirements of TSX rules, the Articles of Incorporation and Canadian practice, without providing for separate pro ration for the Voting Shares and the Variable Voting Shares.

If you have any questions or comments with respect to this matter, please call the undersigned at (416) 777-4700.

Very truly yours,



Christopher W. Morgan

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[10] See, for example, the offer and circular, dated November 14, 2005, of Transat A.T. Inc., a Canadian air transportation and holiday tour company, in respect of an issuer tender offer (available at www. sedar.com)

[11] Commission Release No. 34-16112 (August 16, 1979) at section (IV)(E)(4).

STIKEMAN ELLIOTT

St keman Elliott LLP Barristers & Solicitors
1155 René Lévesque Blvd. West, 40th Floor, Montreal, Quebec, Canada H3B 3V2
Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

December 26, 2007

Securities and Exchange Commission
100 F Street, N.C.
Washington, D.C. 20549
U.S.A.

Dear Ladies and Gentlemen:

We are Canadian counsel to ACE Aviation Holdings Inc. (the "Company") in connection with the Company's offer to purchase (the "Offer"), for not more than Cdn$1,500,000,000 in cash, a combined aggregate of up to 54,151,624 Class A Variable Voting Shares and Class B Voting Shares of the Company pursuant to an Offer to Purchase and Issuer Bid Circular of the Company, dated December 6, 2007.

We have reviewed the letter, dated December 26, 2007, addressed to the Securities and Exchange Commission from Skadden, Arps, Slate, Meagher & Flom LLP relating to the Offer (the "Skadden Letter"). We confirm the description of Canadian laws and market practice set forth therein and consent to this Letter being attached to the Skadden Letter.

Yours Very Truly,

Robert Carelli

Robert Carelli

END